

STOCKWELL WHITFIELD
CPAS
BUILD YOUR BUSINESS, GROW YOUR WEALTH

Independent Accountant's Review Report

November 4, 2021

To the Management
Runner City LLC
3707 Menchaca Rd Apt 102
Austin, TX 78704

We have reviewed the accompanying financial statements of Runner City, LLC, which comprise the balance sheet as of October 31, 2021, and the related statements of income, changes in equity, and cash flows. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Runner City, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

_____

Stockwell Whitfield CPAs LLC
3006 Bee Caves Rd, Ste A-215
Austin, TX 78746
November 4, 2021

Runner City, LLC
Balance Sheet
As of October 31, 2021

CURRENT ASSETS:

Cash and cash equivalents		0
Accounts Receivable		0
Prepaid Expenses		0
Security Deposit		0
Total Current Assets	$	0

PROPERTY AND EQUIPMENT:

Property and Equipment, at cost		0
Less: Accumulated Depreciation		0
Net Property and Equipment	$	0
TOTAL ASSETS	$	0

CURRENT LIABILITIES:

Current Portion of Long-Term Debt		0
Accounts Payable		0
Income Tax Payble		0
Credit Cards Payable		0
Total Current Liabilities	$	0
LONG-TERM LIABILITIES	$	0
TOTAL LIABILITIES	$	0

SHAREHOLDERS' EQUITY

Common stock		0
Additional paid-in capital		0
Retained earnings		0
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	0

Runner City, LLC
Income Statement
For the Month Ended October 31, 2021

SALES

Gross Sales		0
Less: Sales returns & allowances		0
Net Sales	$	0

OPERATING EXPENSES:

Advertising	0
Auto and Truck Expenses	0
Bank Service Charges	0
Credit Card Fees	0
Depreciation	0
Interest	0
Insurance	0
Legal and Accounting	0
Miscellaneous	0
Payroll - Wages	0
Payroll Taxes	0
Rent	0
Repairs and Maintenance	0
Supplies	0
Travel	0
Utilities	0
Total Operating Expenses	0

NET OPERATING INCOME (LOSS)	$	0

OTHER INCOME

Gain(Loss) on Sale of Assets		0
Interest Income		0
Total Other Income	$	0

NET INCOME BEFORE TAXES	$	0

INCOME TAXES:

Current	0
Deferred	0

NET INCOME(LOSS)	$	0

Runner City, LLC
Statements of Shereholders' Equity
For the Month Ended October 31, 2021

Opening balance of equity as on Oct 26, 2021	$	0
Common Stock and additional paid-capital		
Opening balance as on Oct 26, 2021	$	0
Stock Issued		0
Additional paid-in capital		0
Closing balance as on Oct 31, 2021	$	0
Retained Earnings:		
Opening balance as on Oct 26, 2021	$	0
Net income		0
Dividends declared		0
Closing balance as on Oct 31, 2021	$	0
Closing balance of equity as on Oct 31, 2021	$	0

Runner City, LLC
Statement of Cash Flow
For the Year Ended October 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	0
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation		0
Decrease (Increase) in Operating Assets:		
Accounts Receivable		0
Prepaid expense		0
Security deposit		0
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		0
Income Tax Payable		0
Credit Cards Payable		0
Total Adjustments		0
Net Cash Flows From Operating Activities	$	0
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment		0
Net Cash Flows From Investing Activities	$	0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt		0
Common stock issued		0
Dividends paid		0
Net Cash Flows From Financing Activities	$	0
NET INCREASE (DECREASE) IN CASH		0
CASH - BEGINNING		0
CASH - ENDING	$	0

Runner City, LLC
Notes to the Financial Statements
October 31, 2021

Note 1 – Nature of Business

Runner City, LLC was formed as a limited liability Company under the laws of the state of Texas on October 27, 2021.

The Company was formed to build a community-based delivery mobile application with no fees.

The Company has not had any operations since inception through October 31, 2021.

Note 2 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenues are recognized when control of the promised goods or services is transferred to the customer, in the amount that reflects the consideration the Company expects to receive in exchange for those good or services.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to

minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
The Plan has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Note 3 – Members'/Shareholders' Capital
In October 2021, the members signed an Operating Agreement to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The Company shall be managed by the members. Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Distributions
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 4 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 5 – Subsequent Events

On October 15th, 2021, the Company entered into an agreement with WeFunder.com to offer up to 10% of equity of Runner City to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.